SAMARA ENERGO

443100, г. Самара, ул. Маяковского, 15; Тел.: (8462) 79-63-79; Факс: (8462) 42-43-94; Телетайп 714166 СВЕТ; adm@snet.samen.elektra.ru

JOINT-STOCK COMPANY OF POWER AND ELECTRIFICATION

443100, SAMARA, MAYAKOVSKY STR, 15, TELETYPE 714166 СВЕТ,
TEL.: (8462) 79-63-79, FAX: (8462) 42-43-94; ADM@SNET.SAMEN.ELEKTRA.RU

27.05.2005 № 104-190

12g3-2(b)
File# 82-4708


05008642

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Exemption No.: 82-4708

AO Samaraenergo

SUPPL

Dear Sirs,

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Announcement about Annual general meeting of shareholders published in "Rossiyskaya Gazeta". The Meeting is to be held on June 17, 2005.

Sincerely,



Jury Stitsuk,
Chief of the Corporate management Department

Information Message about holding the Annual General Meeting of Shareholders of JSC "Samaraenergo"

JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «SAMARAENERGO» informs about holding the Annual General Meeting of shareholders with the following agenda:

1. *About confirmation of the annual report, annual balance sheet, including account of profit and losses of the Company, and also about distribution of profit (including dividend payment) and losses of Company by results of 2004 accounting year.*
2. *About Board of Directors members election.*
3. *About election of Revision Commission members.*
4. *About confirmation of auditor of the Company.*
5. *About confirmation of new edition of the Company's Charter.*
6. *About confirmation of changes and additions, making in internal documents, regulating activities of the Company's bodies.*
7. *About confirmation of Regulation "About board of JSC "Samaraenrgo".*

Date of holding the Meeting - ***June 17, 2005.***
Time of holding the Meeting – ***12:00 a.m. (local time).***
Beginning of registration of persons participating in the Meeting – ***10:30 a.m. (local time).***
Registration is convened in the place of holding the Meeting.
Place of holding the Meeting: ***Russian Federation, Samara, Ul.Mayakovskogo, 15.***

Filled bulletins for voting should be directed on one of following addresses

1) *443100, Samara, Ul. Majakovskogo, 15 - JSC "Samaraenergo"*
2) *105082, Moscow, Ul. Bolshaia Pochtovaia, 34, str.8 – JSC "CMD"*
3) *443080, Samara, 4-th Proezd, 57, letters Б, Б1, office 508 - the Samara branch of JSC "CMD"*
4) *443100, Samara, Ul. Majakovskogo, 15 - JSC "Middle Volga Inter-regional Management Energetic Company".*

At definition of quorum and summarizing of voting the voices presented by bulletins for voting, received on the specified addresses *not later - on June, 14th, 2005* (two days prior to date of carrying out of Annual General shareholders meeting) are considered.

With the information (materials) concerning the agenda the persons who are having the right of participation in Annual General meeting of shareholders, can familiarize during *from May, 28th, till June, 16th, 2005 (except for days off and holidays), from 9: 00 a.m. till 4:00 p.m.* to following addresses:

1) Russia, Samara, Ul. Majakovskogo, 15 - JSC "Samaraenergo";

2) Russia, Moscow, Ul. Bolshaia Pochtovaia, 34, str.8 – JSC "CMD";

3) Russia, Samara, 4-th Proezd,.57, letters Б, Б1, office 508 - the Samara branch of JSC "CMD ";

4) Russia, Samara, Ul. Majakovskogo, 15 - JSC "Middle Volga Inter-regional Management Energetic Company";

and also *on June, 17th, 2005* (in day of holding the Meeting) in a place of holding the Annual General meeting of shareholders of the Company.

The list of persons, who are having the right of participation in Annual General meeting of shareholders of the Company, is constituted as of *May 3rd, 2005.*

Board of directors of JSC "Samaraenergo "

Phones for information:

Samara - 7(8462) 79-61-33 – JSC "Samaraenergo", 7(8462) 67-34-41, 67-34-42 - the Samara branch of JSC "CMD",

Moscow - 7(095) 221-13-33, 221-13-34 – JSC "CMD".